UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-815

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN
(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY
1007 Market Street
Wilmington, Delaware 19898
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

______________________________________
* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Pioneer Hi-Bred International, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Pioneer Hi-Bred International, Inc. Savings Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 24, 2013

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
Assets:
Investments, at fair value:
Common/collective trusts	$364,058,083	$67,868,243
Mutual funds	391,698,429	553,595,495
DuPont stock fund	13,794,600	13,042,629
Participant directed brokerage account	1,752,018	—
Total investments	771,303,130	634,506,367

Receivables:
Notes receivable from participants	7,347,327	6,612,091
Participants' contributions	—	108,696
Employer's contributions	—	59,731
Total receivables	7,347,327	6,780,518

Net assets available for benefits, at fair value	778,650,457	641,286,885
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,349,477)	(3,142,732)
Net assets available for benefits	$774,300,980	$638,144,153

See Notes to the Financial Statements beginning on page 4.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

2012
Additions:
Investment income:
Net appreciation in fair value of investments	$65,734,987
Interest and dividend income	12,942,206
Total investment income	78,677,193

Contributions:
Participants' contributions	43,452,519
Employer's contributions	45,129,206
Rollovers	3,584,110
Total contributions	92,165,835

Interest from notes receivable from participants	287,841

Total additions	171,130,869

Deductions:
Benefits paid to participants	34,415,168
Administrative expenses	558,874
Total deductions	34,974,042

Net increase	136,156,827

Net assets available for benefits:
Beginning of year	638,144,153
End of year	$774,300,980

See Notes to the Financial Statements beginning on page 4.

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Pioneer Hi-Bred International, Inc. Savings Plan (the "Plan") is provided for general purposes only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.  The Plan is available to all full-time employees and all temporary employees of Pioneer Hi-Bred International, Inc. (the "Company"), a wholly-owned subsidiary of E. I. du Pont de Nemours and Company ("DuPont"), who have completed at least 1,000 hours of service during a consecutive twelve-month period.

Administration
The Plan is administered by the Company. Vanguard Fiduciary Trust Company ("VFTC") is the trustee of the assets of the Plan. As trustee, VFTC has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

Contributions
Participants may contribute 1% to 100% of their eligible earnings, as defined by the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company makes a matching contribution of 100% of each participant's before-tax contribution, or Roth contribution, or a combination of both not to exceed 6% of eligible pay.  In addition, the Company makes a non-elective contribution to each eligible employee account each pay period, equal to 3% of eligible pay, regardless of the employee’s contribution election.

Participants who become eligible to participate in the Plan are automatically enrolled in the Plan at a 6% pre-tax contribution rate and increased 1% annually, up to a maximum of 15% of pay. In addition, contributions will be automatically invested in a date specific Vanguard Target Retirement Fund based on an assumed retirement age of 65. Participants may change the automatic contribution and investment elections at any time.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments
Effective June 15, 2012 the company began offering investment options with lower expense ratios. An expense ratio is the cost of running the fund, expressed as a percentage of the fund’s assets, as of the most recent fiscal year. As a result, Vanguard Target Retirement Trusts II replaced Vanguard Target Retirement Funds and eight of the plan's core funds now feature lower expense ratios. While the underlying investments for these funds are the same, the new investment options are now classified as common/collective trust funds. See below for further information.

Pre-June 15, 2012 Fund Trust	Post June 15, 2012 Fund Trust
Vanguard Retirement Savings Trust	Vanguard Retirement Savings Trust III
Vanguard Total Bond Market Index Fund	Vanguard Total Bond Market Index Fund Institutional Shares
Vanguard 500 Index Fund	Vanguard Institutional Index Fund Institutional Shares
Vanguard Windsor™ II Fund	Vanguard Windsor II Fund Admiral™ Shares
Royce Pennsylvania Mutual Fund	Royce Pennsylvania Mutual Fund Institutional Class
Vanguard Extended Market Index Fund	Vanguard Extended Market Index Fund Institutional Shares
Vanguard PRIMECAP Fund	Vanguard PRIMECAP Fund Admiral Shares
Vanguard International Growth Fund	Vanguard International Growth Fund Admiral Shares

Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers nine registered investment companies ("mutual funds"), thirteen common/collective trust funds (“CCT's”), of which twelve are Vanguard Target Retirement Funds, a DuPont stock fund and a Vanguard Brokerage Option as investment options for participants. Through the Vanguard Brokerage Option, participants can invest in mutual funds and certificates of deposits.

Vesting
Upon entering the Plan, participants are fully vested in their contributions plus earnings thereon. Any participant who completes one hour of service is immediately vested in the Company's matching contributions.

On January 1, 2012, participants became fully vested in the non-elective contribution if they completed 1,000 hours of service in each of the past three years. If participants did not meet this requirement on January 1, 2012, they will become vested when the participant completes three years of service in which they have worked 1,000 hours per year. Contributions to the Plan are subject to certain limits imposed by the Internal Revenue Service ("IRS") and the Plan terms.

Notes Receivable from Participants
Subject to the Plan's guidelines, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (less the participant's highest outstanding loan balance during the previous twelve months) or 50% of their account balance.  The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 9.00%, which are determined by the Plan administrator using the prime rate as of the first day of the month plus one percentage point.  Principal and interest are paid ratably through payroll deductions.  A maximum of one loan per participant may be outstanding at any time and loan maturities cannot exceed five years.

Payment of Benefits
An in-service withdrawal of all or a portion of a participant's account may be made under certain conditions including election by the participant after attaining age 59 1/2.  Withdrawals of employee contributions for undue financial hardship are also permitted.  Upon termination or retirement, a participant who has attained age 55 may elect to take a partial distribution.  Upon termination or retirement prior to age 55 or upon death or disability, a participant may elect to receive a lump-sum distribution equal to the vested value of the participant's account.  Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains age 70 1/2 or the year following retirement or termination of employment.

Forfeited Accounts
At December 31, 2012 and 2011, forfeited nonvested accounts totaled approximately $61,480 and $9,020, respectively.  Upon the participant's termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes the required years of service. Forfeitures, net of amounts restored, are used to offset future Company contributions required under the Plan.  During the year ended December 31, 2012, no forfeitures were utilized to offset employer contributions.

Administrative Expenses
Expenses of administering the Plan, at the election of the Company, may be paid by the Plan. Any remaining expenses will generally be paid by the Company, but may be paid by the Plan.  For the year ended December 31, 2012, the Plan paid $558,874 in administrative expenses of the Plan, including recordkeeping related fees. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments are included in the cost of such securities or investments or deducted from the sales proceeds.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Fully Benefit-Responsive Investment Contracts
Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan utilizes various investment instruments, including a common stock fund, mutual funds, and CCT's. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The DuPont stock fund is valued at the year-end unit closing price (defined as the year-end market price of common stock plus uninvested cash position).  Shares of mutual funds and CCT's are valued at the net asset value of shares held by the Plan at year-end.  The CCT's have investments in fully benefit-responsive investment contracts for which the fair value is determined using the market price of the underlying securities and the value of the investment contract.

Purchases and sales of investments are recorded on a trade-date basis.  Realized gains and losses on the sale of DuPont company stock is based on average cost of the securities sold.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits
Benefit payments to participants are recorded upon distribution.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2012 and 2011:

	2012	2011
Vanguard Target Retirement 2020 Fund	$—	$53,357,860
Vanguard Target Retirement 2025 Fund	—	51,260,102
Vanguard Target Retirement 2030 Fund	—	32,042,154
Vanguard Retirement Savings Trust	—	64,725,511
Vanguard 500 Index Fund	—	79,800,095
Vanguard PRIMECAP Fund	—	46,282,442
Vanguard Total Bond Market Index Fund	—	75,514,939
Vanguard International Growth Fund	—	40,398,824
Royce Pennsylvania Mutual Fund	—	32,704,752
Vanguard Institutional Index Fund Institutional Shares	95,460,690	—
Vanguard International Growth Fund Admiral Shares	51,164,051	—
Vanguard PRIMECAP Fund Admiral Shares	49,035,136	—
Vanguard Total Bond Market Index Fund Institutional Shares	90,719,970	—
Vanguard Target Retirement 2020 Trust II	60,494,637	—
Vanguard Target Retirement 2025 Trust II	58,730,654	—
Vanguard Target Retirement 2030 Trust II	41,668,168	—
Vanguard Retirement Savings Trust III	82,048,295	—

For the year ended December 31, 2012, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated/(depreciated) in value as follows:

2012
Common / collective trusts	$20,462,970
Brokerage account	9,069
Mutual funds	45,535,243
DuPont stock fund	(272,295)
Net appreciation in fair value	$65,734,987

NOTE 4 - FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012 and 2011:

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
CCT's	$—	$364,058,083	$—	$364,058,083
Mutual funds:
Bond funds	90,719,970	—	—	90,719,970
Domestic stock funds	241,941,787	—	—	241,941,787
International stock funds	58,947,421	—	—	58,947,421
Money market fund	89,251	—	—	89,251
Total mutual funds	391,698,429	—	—	391,698,429
Participant-directed brokerage account	1,752,018	—	—	1,752,018
DuPont stock fund	13,794,600	—	—	13,794,600
Total assets	$407,245,047	$364,058,083	$—	$771,303,130

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
CCT	$—	$67,868,243	$—	$67,868,243
Mutual funds:
Bond funds	75,514,939	—	—	75,514,939
Domestic stock funds	206,853,519	—	—	206,853,519
International stock funds	45,483,972	—	—	45,483,972
Money market fund	9,020	—	—	9,020
Target retirement funds	225,734,045	—	—	225,734,045
Total mutual funds	553,595,495	—	—	553,595,495
DuPont stock fund	13,042,629	—	—	13,042,629
Total assets	$566,638,124	$67,868,243	$—	$634,506,367

For the years ended December 31, 2012 and 2011, there were no significant transfers in or out of Levels 1, 2 or 3.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for investments as defined by the Plan. The Plan also offers a DuPont stock fund as an investment option.  DuPont, as the parent of the Company, is a related party to the Plan.  At December 31, 2012, the Plan held 306,752 shares of the DuPont stock fund valued at $13,794,600.  At December 31, 2011, the Plan held 284,898 shares of the DuPont stock fund valued at $13,042,629.  During the year ended December 31, 2012, the Plan purchased and sold $5,665,782 and $5,103,911 of DuPont common stock, respectively, and received dividends of $461,799. See Note 3 for further information on depreciation of DuPont stock fund. Transactions in these investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 - TAX STATUS

The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code ("IRC") and the related trust is exempt from federal taxation under Section 501(a) of the IRC.  A favorable tax determination letter from the IRS dated September 17, 2012, covering the Plan and amendments through September 11, 2012, has been received by the Plan.  The Plan administrator believes that the Plan is designed and is currently operated in accordance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to the Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$774,300,980	$638,144,153
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,349,477	3,142,732
Loan balances considered deemed distributions	(66,449)	(51,848)
Net assets available for benefits per the Form 5500	$778,584,008	$641,235,037

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2012 to total income per the Form 5500:

2012
Total additions per the financial statements	$171,130,869
2012 adjustment from contract value to fair value for fully benefit-responsive investment contracts	4,349,477
2011 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(3,142,732)
Total income per the Form 5500	$172,337,614

The following is a reconciliation of total deductions per the financial statements for the year ended December 31, 2012 to total expenses per the Form 5500:

2012
Total deductions per financial statements	$34,974,042
Current year cumulative deemed distributions	66,449
Prior year cumulative deemed distributions	(51,848)
Total expenses per the Form 5500	$34,988,643

PIONEER HI-BRED INTERNATIONAL, INC. SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2012
ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, LINE I

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Investment Type	Cost	Current Value
*	Royce Pennsylvania Mutual Fund Institutional Class	Mutual funds	**	$35,143,635
*	Vanguard Extended Market Index Fund Institutional Shares	Mutual funds	**	29,441,026
*	Vanguard Institutional Index Fund Institutional Shares	Mutual funds	**	95,460,690
*	Vanguard International Value Fund	Mutual funds	**	7,783,370
*	Vanguard International Growth Fund Admiral Shares	Mutual funds	**	51,164,051
*	Vanguard PRIMECAP Fund Admiral Shares	Mutual funds	**	49,035,136
*	Vanguard Prime Money Market Fund	Mutual funds	**	89,251
*	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual funds	**	90,719,970
*	Vanguard Windsor II Fund AdmiralTM Shares	Mutual funds	**	32,861,300
	Total mutual funds			391,698,429

*	Vanguard Target Retirement Income Trust II	Common/Collective Trust	**	11,972,581
*	Vanguard Target Retirement 2010 Trust II	Common/Collective Trust	**	12,602,469
*	Vanguard Target Retirement 2015 Trust II	Common/Collective Trust	**	33,142,889
*	Vanguard Target Retirement 2020 Trust II	Common/Collective Trust	**	60,494,637
*	Vanguard Target Retirement 2025 Trust II	Common/Collective Trust	**	58,730,654
*	Vanguard Target Retirement 2030 Trust II	Common/Collective Trust	**	41,668,168
*	Vanguard Target Retirement 2035 Trust II	Common/Collective Trust	**	21,869,503
*	Vanguard Target Retirement 2040 Trust II	Common/Collective Trust	**	18,802,290
*	Vanguard Target Retirement 2045 Trust II	Common/Collective Trust	**	11,719,462
*	Vanguard Target Retirement 2050 Trust II	Common/Collective Trust	**	5,529,233
*	Vanguard Target Retirement 2055 Trust II	Common/Collective Trust	**	1,117,043
*	Vanguard Target Retirement 2060 Trust II	Common/Collective Trust	**	11,382
*	Vanguard Retirement Savings Trust III	Common/Collective Trust	**	86,397,772
	Total common/collective trusts			364,058,083

*	Vanguard Brokerage Account	Brokerage Account	**	1,752,018

*	DuPont Stock Fund	Company Stock Fund	**	13,794,600

*	Notes receivable from participants	4.25% - 9.00% - Maturing from January 2013 - January 2018	**	7,347,327
	Total Assets Held At End of Year			$778,650,457
_____________________________________

*	Party-in-interest
**	Cost not required for participant directed investments

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Pioneer Hi-Bred International, Inc. Savings Plan

/s/ Laurie Conslato
Laurie Conslato
Finance Director

June 24, 2013